United States securities and exchange commission logo





                           November 8, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 8 to
                                                            Registration
Statement on Form F-1
                                                            Filed on October
22, 2021
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2021 letter.

       Amendment No. 8 to Form F-1 filed October 22, 2021

       Cover Page

   1. We note your disclosure here and throughout the filing that you do not have material operations in Mainland
China and generally try to distance the company from the laws and regulations in the
PRC. We also note your disclosure regarding recent statements and regulatory actions by
China's government. Please revise to further address how recent statements and
regulatory actions by China's government, such as those related to data security and/or
anti-monopoly concerns, have or may impact the company's ability to conduct its business,
accept foreign investments, or list on a U.S. or other foreign
 Mark Chi Hang Lo
FirstName LastNameMark   Chi Hang Lo
AMTD Digital   Inc.
Comapany 8,
November  NameAMTD
             2021       Digital Inc.
November
Page 2    8, 2021 Page 2
FirstName LastName
         exchange, should those statements or regulatory actions apply to your company in the future. Please also revise your disclosure here and throughout the filing to make clear that the Chinese government could intervene or influence your operations at any time.
2. We note your disclosure that AMTD Digital Inc. is not an operating company but a
         Cayman Islands holding company with operations primarily conducted by its subsidiaries. Please add disclosure that this structure involves unique risks to investors.
         Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
Prospectus Summary
Summary of Risk Factors, page 8

3. Provide summary risk factor disclosure to describe the significant regulatory, liquidity, and enforcement risks with cross-reference to the more detailed discussion of these risks later in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to be worthless. Please provide any corresponding risk factors that are not already included. Please also provide a subheading for the China-based risk factors, close to the beginning of your summary risk factors.
4. We note your disclosure that you do not believe that you are required to obtain any permission from PRC authorities to issue your ADSs to foreign investors. Please revise to expand your disclosure to explain what the consequences may be if you later find out that you needed permission from PRC authorities to conduct the offering or list outside of
         Hong Kong or China.
5. Please refer back to our prior comment 3 in our letter to you dated August 30, 2021. We note your disclosure that your ADSs may be delisted under the Holding Foreign
         Companies Accountable Act if the Public Company Accounting Oversight Board is
         unable to inspect auditors who are located in China. Please revise to clarify that the consequence is that trading in your securities may be prohibited under the HFCA Act.
         Similarly provide this clarification in your risk factor on page 24. Also, please revise that risk factor subheading on page 24 to state that trading may be prohibited.
 Mark Chi Hang Lo
AMTD Digital Inc.
November 8, 2021
Page 3
Risk Factors, page 18

6. Please provide a separate subheading for the risks related to China and your operations in
         Hong Kong. Please have this subheading early in the Risk Factor section, following the subheading Risks Relating to Our Business and Industry. Please make similar changes to your summary of risk factors and include a subheading related to China and your operations in Hong Kong.
We may be subject to a variety of laws and other obligations, including those regarding cybersecurity, page 23

7. Please revise to also discuss the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. You may contact John Spitz at 202-551-3484 or Ben Phippen at
202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                            Sincerely,
Comapany NameAMTD Digital Inc.
                                                              Division of
Corporation Finance
November 8, 2021 Page 3                                       Office of Finance
FirstName LastName